February 25, 2005
Via U.S. Mail and Facsimile


Robert C. Boucher
President
Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057

Re:	Synagro Technologies, Inc.
	Registration Statement on Form S-1
	File No.: 333-122351
	Date Filed: January 28, 2005

Dear Mr. Boucher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.


2. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comment.

3. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

4. Exchange Act reports should be revised as appropriate in response to the comments in this letter.

5. Please disclose the information required by Items
201(a)(1)(iii)
and 201(b)(1) of Regulation S-K.

Summary, page 1

6. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in Business section of the prospectus. Please refer to Item 503 of Regulation S-K and Release
No. 33-7497.

7. Ensure that the information you include in your summary is balanced. For example, you cite recurring revenue and stable operating cash flow, attributable in part to staggered contract expirations, as a competitive strength, but you omit any discussion here about the fact that your largest contracts can be terminated upon notice by your top customers. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

Market and Industry Data; page i

8. Please remove the statement that some of the information in the prospectus may not be accurate. You are responsible for the accuracy of all of the disclosure in the prospectus. If specific information is based on your belief, we will not object to a statement to that effect where the information appears.

9. You cite research and analysis reports prepared by Informa Economics, Inc. as the source of some of the information in this prospectus. Please tell us supplementally whether Informa`s information was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether Informa consented to your use of its information in this prospectus. We may have additional comments upon review of your response.

Summary Historical and Pro Forma Financial Data, page 10

10. You state that you believe Adjusted EBITDA provides useful information regarding a company`s ability to service and/or incur indebtedness. If management uses EBITDA to evaluate liquidity, it should be reconciled to the most closely comparable GAAP measure of liquidity: cash flows from operating activities.

Risk Factors, page 14

11. Please do not include risks that are not currently material, or clarify why risks are currently material. For example, on page 16 you discuss the risk that you will not be able to refinance your new credit facility in 2010 or term loan in 2012, and on page 19, you discuss the risk that new environmental legislation could be enacted that would require you to obtain new permits that could adversely affect your business. These are just two examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment.

12. In the risk factor "Our organizational documents could limit another party`s ability to acquire us . . ." on page 18, please briefly disclose the nature of the other provisions that could have an anti-takeover affect.

Use of Proceeds, page 27

13. Give the maturity date of the 9 1/2% notes you will repay with proceeds of this offering.

14. Identify the members of management who will receive proceeds of this offering, whether pursuant to option repurchases, transaction bonuses or otherwise, and state the amount that each person will receive. Please also explain how you will calculate the purchase price for the options. In this regard, it does not appear that any unexercised options held by named executive officers are in-the-money as of December 31, 2004.

Dividend Policy and Restrictions, page 28

15. Please revise to disclose all omitted information in this section. Note that we may have additional substantive comments on the disclosure in this section once you have completed all missing information.

16. Please define the terms "base business capital expenditures,"
"ongoing capital expenditure program," "replacements, betterments and growth," "new facility capital expenditures," "capital expenditures on our base business," and "working capital requirements," Please clarify whether these terms are other ways of talking about working capital expenditures.

17. The section should begin with a clear statement of the dividend policy, including the judgments made with regard to paying out a substantial portion of the cash generated by your business rather than retaining it. Please revise so that the substance of the last sentence in your first paragraph is your first sentence in this section.

18. We note your statement in the second paragraph that you will
retain sufficient 	cash after the distribution of dividends to
permit the pursuit of growth opportunities that do not require material capital investment. Please explain what you mean by growth opportunities that do not include new facilities. Also, please confirm that you have appropriately included in your tables any growth capital expenditures that will be funded out of cash.

19. We also note your statements on page 32 that "[F]uture new facility capital expenditures will be financed with borrowings under the delayed draw term loan and the revolving credit facility. We also note your statement on page 30 that you expect new facility capital expenditures to be funded "in part" with borrowings. Please explain and revise your disclosure.

20. We note that the new facility capital expenditures of approximately $39.1 million will be funded in part with borrowings under the delayed draw term loan and therefore are not included in the table on page 30. Please disclose how you will fund the remainder of this new facility and clarify whether the entire $39.1 million is excluded from the table.

21. Please move the fifth paragraph, which is your second bullet list, so that it immediately follows the first paragraph.

22. Wherever you use the term "excess cash" please use a term such as
"cash available to pay dividends."

23. Include a clear statement on the first page of this section stating that you may have to access your credit facility to pay dividends. (See the paragraph on page 32 that begins with "Depending on the timing. . . ")

24. On page 30, it is not clear why you are presenting "estimated cash interest expenses" as a net amount.

25. Please include the word "pro forma" before "cash that would have been available to pay dividends" in your Pro Forma table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 43

26. Please revise the Management`s Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm..

27. We note that accounts receivable and earnings in excess of billings as a percentage of quarterly sales has increased from 75% at
December 31, 2003 to 84% at September 30, 2004. Please provide a discussion in your MD&A to include an explanation for the increase.
Additionally, as part of your discussion, please address the adequacy of your allowance for doubtful accounts, as we note that your allowance has decreased while your accounts receivable has increased.
Absent disclosure to the contrary, it is not clear whether there has either been an increase in credit risk or a change in your revenue recognition practices.

28. We note your discussion regarding exposure to fluctuations in fuel costs. Please describe in the filing how you manage this risk.
Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures. Refer to Item 305 of Regulation S-K.

Results of Operations for the Nine Month Periods Ended September
30,
2004 and 2003

29. We note that in the nine months ending September 30, 2004 versus
the same period in 2003 gross profit increased $2.5 million or
5.1%
as a result of the increased revenue, an improvement in land application, and cleanout operating margins. Please elaborate on how you achieved improved land application and cleanout operating margins.

30. We note that selling, general and administrative expenses as a percentage of revenues decreased to 7.3% in the first nine months of
2004 from 8.4% in the same period of 2003 and that this decrease as a percentage of revenues related to leverage of certain fixed administrative costs and a reduction in expenses attributed to cost reduction initiatives put in place in the fourth quarter of 2003. Please discuss this leverage of administrative costs and cost reduction initiatives in greater detail.

Results of Operations for the Years Ended December 31, 2003 and
2002

31. We note that the increase in revenues in the year ended
December
31, 2003 versus the same period in 2002 relates to increased volume from service and maintenance contracts and that approximately $6.2 million of the increase in revenue related to acquisitions.
Please
clarify how this increase stemmed from the acquisitions. Please also discuss any trends that are affecting your increase in revenue from service and maintenance contracts. We note that you enjoyed a significant increase in contract service revenues in the nine months ended September 2004 as compared to the nine months ended September
2003 as well.

Liquidity and Capital Resources
Historical Cash Flows, page 49

32. We note that cash flows from operating activities increased by 72.7% for the nine months ended September 30, 2004 versus the same period in 2003 and that it primarily relates to increased net income and a reduction of cash required for working capital. Please elaborate on why less cash was needed for working capital.

Debt Services Requirements, page 50

33. We note your statement that the closing of this offering is conditioned upon the closing of the new credit facility. We also note your statement on page 4 of the Summary that you will enter into this facility concurrently with the closing of this offering. Supplementally, please reconcile these statements and explain how this condition is consistent with the characterization of this offering as a firm commitment. We may have further comment upon your response and our review of the underwriting agreement.

34. We note that in January, Moody`s Investors Service downgraded your credit rating. Please discuss any impact this and any other credit ratings may have on your ability to service your debt and future cash flows.

Revenue Recognition, page F-9

35. We note that you provide for losses in connection with long-term contracts. Please disclose the activity for each year an audited income statement is presented and discuss significant accruals or adjustments. Refer to Rule 12-09 of Regulation S-X for guidance.

Note 20 - Condensed Consolidating Financial Statements, page F-43

36. We note that your intercompany long-term debt has a debit balance as of December 31, 2003. Please reclass this balance to be reflected as a non-current asset. Additionally, this comment is also applicable to your September 30, 2004 balance sheet that is presented on page F-66.

37. We note that you disclose that each of the Guarantor
Subsidiaries
is ultimately wholly owned by the parent company and the guarantees are unconditional and joint and several. If true, please also disclose that this is a full guarantee. Refer to Rule 3-10 of Regulation S-X. Additionally, this comment is applicable to your disclosure in Note 11 on page F-65.

Segment Disclosure

38. It is unclear how you determined that you have one reportable segment given the manner in which your operations are presented on your website. Please tell us how you determined your operating and reportable segments and provide the staff with the reports reviewed by your chief operating decision maker to make decisions. Refer to
SFAS 131 for guidance.

Adjusted EBITDA

39. We note that you use adjusted EBITDA based on requirements of your debt agreement. Please provide the staff with this agreement and clearly mark the section that allows you to exclude bad debt expense and reorganization costs from your calculation. If the agreement has been filed as an exhibit, please tell us the exhibit number and the section number to locate the information requested.

Business, page 60

40. Please clarify in this section the percentage of your revenue derived from recycling operations and that derived from product sales.

Industry Overview, page 60

41. Please discuss the basis for your belief that the organic residuals industry is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. Provide us supplementally with a copy of any data, studies or similar information that supports this statement.

Our Competitive Strengths, page 63
42. Please provide a basis for your statement that you are one of the most experienced firms in treating wastewater residuals to meet the
EPA`s Class A standards.

Our Business Strategy
Services and Operations, page 66

43. We note your statement that you "are the leader in marketing end-use wastewater residuals products, such as compost and heat-dried pellets used for fertilizers, and, in 2003, we marketed approximately
56 percent of the heat-dried pellets produced in the United
States."
Please disclose the percentage of the market your other end-use wastewater residuals products represent. Please refer to Item 101(c)(x) of Regulation S-K.


44. We note your disclosure that "During the past several years, our engineers have developed and improved the BIO*FIX chemical formulations, and the material handling and instrumentation and control systems in concert with clients, federal and state regulators, consulting engineers and academic researchers." Please disclose, if material, the estimated amount spent during each of the last three fiscal years on research and development activities. Please refer to Item 101(c)(xi) of Regulation S-K.

Contracts, page 69

45. We note your risk factor "A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers." Please identify this customer and any other customer that individually accounts for more than 10% of your revenue. Please see Item 101(c)(viii) of Regulation S-K.


Competition, page 71

46. We note your statements that you are unaware of any other company that focuses exclusively on the management of wastewater residuals from a national perspective and that you have several direct competitors. In order to put your competitive position into perspective, please discuss your position in the industry by disclosing the percentage of the market you maintain for your various services and those of your major competitors. Discuss the degree of market fragmentation as well the barriers to entry or the lack thereof. Please refer to Item 101(c)(x) of Regulation S-K.

Federal, State and Local Government Regulation and Permitting
Process, page 71

47. We note that you have developed plans to manage the risk of CERCLA liability, including training of operators, regular testing of the biosolids and the alkaline admixtures to be used in treatment methods and reviewing incineration and other permits held by the entities from which alkaline admixtures are obtained and that EPA regulations could increase your compliance costs. Please disclose any material estimated capital expenditures for environmental compliance for the remainder of your current fiscal year and succeeding fiscal year and for such further periods as you may deem material. Please refer to Item 101(c)(xii) of Regulation S-K.

Management, page 76

48. Please disclose the term of office for each of your officers and directors. Please refer to Item 401(a) and (b) of Regulation S-K.

49. Please disclose whether any of the companies listed in the biographies of your officers and directors is a parent, subsidiary, or other affiliate of yours. Please refer to Item 401(e) of Regulation S-K.

50. Please disclose the dates during which Mr. Boucher worked for Allied Waste Industries. Please refer to Item 401(e) of
Regulation
S-K.

51. Please disclose when Mr. Leung began working for Sanders
Morris
Harris, the Environmental Opportunities Fund, and the
Environmental
Review.  Please refer to Item 401(e) of Regulation S-K.

52. Please disclose the dates during which Mr. Meredith worked for the companies listed in his biography. Please refer to Item
401(e)
of Regulation S-K.

53. Please disclose when Mr. Sperzel worked at Alliant Exchange,
Kao
America, Inc., Andrews Jergens Company, and General Electric.
Also,
please the principal business of Alliant Exchange, Kao America, and
Jergens.  Please refer to Item 401(e) of Regulation S-K.

54. Please disclose the name of the private investment company and landfill and construction company that Mr. Tyler works for as well as the date he began working for each. Please disclose the date that Mr. Tyler began working for Bedford Capital. Please refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management,
page
82

55. Please disclose the information required by Item 507 of Regulation S-K.

Description of Certain Indebtedness

The New Credit Facility, page 85

56. Please disclose the interest rate(s) on your new credit facilities. Also, disclose all of the material financial covenants in the credit facilities in the filing.

Underwriting, page 96

57. Please tell us whether Banc of America Securities, LLC, Lehman Brothers, Inc., CIBC World Markets Corp., or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

58. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

59. If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Part II

Item 13.  Other Expenses of Issuance and Distribution

60. Please provide the information required by Item 511 of Regulation
S-K in your next amendment.

Item 15.  Recent Sales of Unregistered Securities

61. Please state when you completed the exchange offer with the initial purchasers of the 9 1/2/% Notes.

Item 16.  Exhibits and Financial Statement Schedules

62. Please file the underwriting agreement and the legality opinion as exhibits to your next amendment. Note that we may have comments after we review these materials.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director


cc:	Dennis M. Meyers, Esq.
	(312) 861-2200
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE